Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Years ended December 31,
	2005	2004	2003
Earnings per Share Information:
Weighted average number of shares outstanding during the year	3,744,810	3,778,101	3,852,935
Weighted average number of shares outstanding during the year including all dilutive potential shares	3,823,224	3,879,478	3,962,134
Net earnings	$6,087,506	5,828,620	5,925,997
Earnings per share - basic	$1.63	1.54	1.54
Earnings per share - diluted	$1.59	1.50	1.50